UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 09, 2015
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release -    AngloGold Ashanti Limited Results for the Third Quarter 2015

Published : 9 November 2015
Quarter 3 2015
Report
for the quarter and nine months ended 30 September 2015
·
Gold production of 974koz, better than guidance of 900-950koz
·
·
·
·
·
·
Total cash costs of $735/oz, better than the guidance range of $770/oz and $820/oz
·
All-in sustaining costs (AISC) were $937/oz, a 9% improvement year-on-year
International operations delivered a strong performance of 702koz at a total cash cost of $657/oz and AISC of $826/oz
Free cash flow impacted by lower gold prices; breaks even prior to funding once-off cash expense on bond buy back
Net debt at 30 September 2015 falls by 25% to $2.319bn and net debt to adjusted EBITDA ratio improves to 1.56 times
CC&V sale completed with settlement of gross proceeds totaling $819m and proceeds applied to repurchase $779m of 8.5% bonds due 2020
Concluded a conditional investment agreement with Randgold Resources Limited that could form a JV to develop and operate Obuasi
Quarter
Nine months
ended
ended
ended
ended
ended
Sep
Jun
Sep
Sep
Sep
2015
2015
2014*
2015
2014*
US dollar / Imperial
Operating review
Gold
Produced from continuing operations
- oz (000)
955
950
1,072
2,833
3,123
Produced from discontinued operations
- oz (000)
19
57
56
117
157
Produced continuing and discontinued operations
- oz (000)
974
1,007
1,128
2,950
3,280
Sold from continuing operations
- oz (000)
933
950
1,046
2,836
3,131
Sold from discontinued operations
- oz (000)
21
50
55
115
155
Sold continuing and discontinued operations
- oz (000)
954
1,000
1,101
2,951
3,286
Continuing operations
Price received
1
- $/oz
1,123
1,192
1,281
1,178
1,286
All-in sustaining costs 2
- $/oz
937
928
1,034
928
1,026
All-in costs
2
- $/oz
1,024
1,021
1,117
1,016
1,119
Total cash costs 3
- $/oz
735
718
820
729
810
Financial review
Gold income
- $m
946
1,014
1,225
2,991
3,740
Cost of sales
- $m
(830)
(830)
(999)
(2,482)
(2,974)
Total cash costs 3
- $m
640
628
811
1,887
2,349
Production costs 4
- $m
654
635
822
1,917
2,398
Adjusted gross profit 5
- $m
116
183
226
509
766
Gross profit
- $m
115
188
255
506
774
Continuing and discontinued operations
(Loss) profit attributable to equity shareholders
- $m
(72)
(142)
41
(215)
0
- cents/share
(18)
(35)
10
(52)
0
Headline (loss) earnings
- $m
(93)
(127)
44
(221)
(7)
- cents/share
(23)
(31)
11
(54)
(2)
Adjusted headline (loss) earnings 6
- $m
(52)
26
2
9
117
- cents/share
(13)
6
0
2
29
Net cash flow from operating activities
- $m
243
323
320
756
1,007
Free cash (outflow) / inflow
- $m
(56)
71
30
(25)
86
Capital expenditure
- $m
207
230
261
633
846
* Cripple Creek has been disclosed as a discontinued operation and the comparative results have been restated.
Notes:
1.
Refer to note C "Non-GAAP disclosure" for the definition.
2.
Refer to note D "Non-GAAP disclosure" for the definition.
3.
Refer to note E “Non-GAAP disclosure” for the definition.
4.
Refer to note 3 of notes for the quarter and nine months
ended 30 September 2015.
5.
Refer to note B "Non-GAAP disclosure" for the definition.
6.
Refer to note A "Non-GAAP disclosure" for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.
Forward looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F filed with the United States
Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements.
Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non-Gaap financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

Quarterly report September 2015 - www.AngloGoldAshanti.com

Operations at a glance
for the quarter ended 30 September 2015
oz (000)
Year-on-year
% Variance 4
Qtr on Qtr
% Variance 5
$/oz
Year-on-year
% Variance 4
Qtr on Qtr
% Variance 5
$/oz
Year-on-year
% Variance 4
Qtr on Qtr
% Variance 5
$m
Year-on-year
$m Variance
4
Qtr on Qtr
$m Variance 5
SOUTH AFRICA
253
(19) (3)
1,176
5 7
959
6 9
(13)
(60) (31)
Vaal River Operations
93
(13) (4)
1,170
1 10
962
2 13
(4)
(14) (14)
Kopanang
28
(26) (15)
1,378
14 21
1,168
18 25
(8)
(7) (8)
Moab
66
(4) 3
1,083
(3) 6
876
(4) 8
3
(7) (7)
West Wits Operations
108
(29) (5)
1,195
19 8
944
14 10
(6)
(41) (15)
Mponeng
54
(41) (8)
1,285
43 8
958
39 11
(6)
(41) (9)
TauTona
54
(11) (2)
1,102
(6) 8
930
(10) 10
(1)
(1) (7)
Total Surface Operations
48
(8) 4
1,083
(14) (3)
984
(6) -
(2)
(4) (1)
First Uranium SA
22
(4) -
1,126
(14) (5)
968
1 1
(4)
(2) 1
Surface Operations
26
(10) 8
1,046
(14) (1)
997
(11) (2)
2
(2) (1)
Other
4
100 33
-
- -
-
- -
-
- -
INTERNATIONAL OPERATIONS
702
(7) 2
826
(14) (2)
657
(16) (1)
141
(57) (63)
CONTINENTAL AFRICA
349
(15) (5)
832
(10) 7
687
(14) 8
61
(55) (61)
DRC
Kibali - Attr. 45% 6
72
11 (4)
677
17 13
658
17 20
10
(17) (19)
Ghana
Iduapriem
49
9 2
928
(6) (9)
1,034
19 -
(4)
(14) (5)
Obuasi
13
(83) (7)
1,418
21 (16)
922
(5) (14)
(6)
(21) (3)
Guinea
Siguiri - Attr. 85%
52
(28) (24)
990
24 6
854
15 8
8
(20) (12)
Mali
Morila - Attr. 40% 6
7
(30) (50)
1,057
(36) 28
938
(38) 52
1
7 (5)
Sadiola - Attr. 41% 6
17
(19) -
734
(31) (4)
679
(31) (15)
4
4 -
Yatela - Attr. 40% 6
-
(100) -
-
(100) -
-
(100) -
-
1 -
Tanzania
Geita
138
19 5
741
(18) 15
483
(32) 19
47
8 (14)
Non-controlling interests,
exploration and other
1
(3) (3)
AUSTRALASIA
134
(12) (4)
878
(10) (4)
718
(17) (1)
28
4 (8)
Australia
Sunrise Dam
51
(25) (12)
1,136
2 2
996
1 5
1
(5) (7)
Tropicana - Attr. 70%
83
(1) 2
674
(16) (8)
500
(31) (6)
32
9 1
Exploration and other
(5)
- (1)
AMERICAS
219
12 20
810
(21) (8)
570
(19) (14)
52
(6) 5
Argentina
Cerro Vanguardia - Attr. 92.50%
71
15 1
896
(6) (1)
630
(4) -
14
(6) (6)
Brazil
AngloGold Ashanti Mineração
123
22 48
694
(33) (16)
483
(31) (26)
41
7 18
Serra Grande
25
(22) (17)
1,097
- 12
804
- 7
(4)
(7) (6)
Non-controlling interests,
exploration and other
1
- (1)
Continuing operations
955
(11) 1
937
(9) 1
735
(10) 2
Discontinued operations
Cripple Creek & Victor
19
(66) (67)
OTHER
3
3 2
Total
974
(14) (3)
131
(113) (91)
Equity accounted investments included above
(15)
4 25
AngloGold Ashanti
116
(110) (67)
*
Cripple Creek has been disclosed as a discontinued operation and the comparative results have been restated.
1
Refer to note D under "Non-GAAP disclosure" for definition
2
Refer to note E under "Non-GAAP disclosure" for definition
3
Refer to note B under "Non-GAAP disclosure" for definition
4
Variance September 2015 quarter on September 2014 quarter - increase (decrease).
5
Variance September 2015 quarter on June 2015 quarter - increase (decrease).
6
Equity accounted joint ventures.
Rounding of figures may result in computational discrepancies.
Production *
Total cash costs 2 *
Adjusted
gross profit (loss) 3 *
All-in sustaining costs 1 *
Quarterly report September 2015 - www.AngloGoldAshanti.com

Financial and Operating Report
FINANCIAL AND CORPORATE REVIEW
Third quarter overview
AngloGold Ashanti delivered another consistent operating and financial performance for the third quarter of 2015, with production and total cash costs both better than guidance, a marked reduction in debt levels, and strong cash flows despite a sharply lower gold price.
Cash inflow from operating activities was positive at $243m, lower than the same quarter a year earlier at $320m, due mainly to lower production from South Africa and Obuasi and a 12% lower received gold price.
AngloGold Ashanti conducted a successful tender offer for its 8.5%, seven year high-yield bonds due 2020 during the quarter at 107.5
US cents on the dollar, in order to reduce debt and therefore lower annual interest costs by about $66m. This tender offer resulted in the repurchase of $779m of the bonds (which had a total outstanding principal amount of $1.25bn) at par value, plus a 7.5% premium on the majority of the bond repurchases, resulting in a cash premium of $59m. After taking this cost into account, there was a free cash outflow of $56m for the quarter. This would have been a free cash inflow of $3m, were it not for the once-off costs incurred in the tender offer. The free cash inflow in the third quarter of 2014 was $30m, and $71m in the second quarter of 2015.
The International operations continued to deliver year-on-year cost reductions in the three months to 30 September 2015, with especially strong performances in this regard from Geita, Tropicana, and the operations in South America. Geita, Kibali, Cerro
Vanguardia and AngloGold Ashanti Mineração also saw marked increases in production compared to the three months to
30 September 2014, offsetting lower output from South Africa and ounces lost from Obuasi (now in limited operations) and Cripple
Creek & Victor (CC&V) (contributing only one month of production following its sale). South Africa continued to face challenges related to a poor safety performance and resultant regulatory stoppages. The group’s reduced costs reflect the positive impact of lower oil prices particularly in Continental Africa and Australia, weaker currencies in South Africa, Brazil and Australia and continued operational and cost improvements.
Production was 974,000oz at an average total cash cost of $735/oz, compared to 1.007Moz at $718/oz the previous quarter and
1.128Moz at $820/oz in the third quarter of 2014. Production guidance for the quarter (which took into account the reduction in production from the CC&V sale), was 900,000oz to 950,000oz at a total cash cost of $770 to $820/oz. Year-on-year costs benefited from improved production from the majority of the International Operations, weaker currencies and continued traction from cost saving initiatives. The 2% increase in total cash costs per ounce compared to the previous quarter was due mainly to adverse stockpile movements, higher power tariffs and mid-year wage increases.
“These results show relentless cost discipline and continued delivery on our strategic commitments,” Srinivasan Venkatakrishnan, Chief
Executive Officer of AngloGold Ashanti, said. “We’ve used self-help steps to significantly lower debt and interest, which will improve our cash-flow generation capacity.”
All-in sustaining costs (AISC) were $937/oz, a 9% improvement year-on-year. This reflects a significant reduction in total cash costs, which were down 10% year-on-year. All-in costs were 8% lower at $1,024/oz.
Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) were $291m, compared with $383m in the third quarter of 2014, mainly due to lower earnings as a result of a 12% decline in the realised gold price from $1,281/oz to $1,123/oz and a
11% reduction in ounces sold over this period. Adjusted EBITDA for the previous quarter was $391m.
Third-quarter adjusted headline earnings (AHE) were negative $52m, or negative 13 US cents per share, in the three months ended to
30 September 2015, compared with a positive $26m, or 6 US cents per share, the previous quarter, and a positive $2m, or 0 US cents per share a year earlier in the third quarter of 2014. The decline from the third quarter last year was due to lower production and the weaker gold price which was partially compensated for by weaker currencies and lower levels of retrenchment costs. The current quarter adjusted headline earnings (AHE) of negative $52m was adversely impacted by the lower gold price, deferred taxation translation effects of $37m and inventory write-offs of $10m. Adjusted headline earnings (AHE) were positive $18m, or 4US cents per share, after normalising for deferred taxation translation, indirect tax and environmental rehabilitation provisions and inventory movements and write-off’s. The loss attributable to equity shareholders from continuing operations for the period of $76m was impacted by the once-off bond repurchase premium of $62m, an impairment reversal of $31m for Obuasi assets and a $96m restructure provision for 50% of the Obuasi carry value which are excluded from adjusted headline earnings and adjusted EBITDA.
The International operations (excluding CC&V) delivered production of 702,000oz at a total cash cost of $657/oz and AISC of $826/oz, representing a year-on-year improvement of 16% and 14% in total cash costs and AISC respectively, despite a 7% reduction in output due mainly to the cessation of underground mining at Obuasi as well as lower production at Siguiri and Sunrise Dam. Geita, Kibali,
Iduapriem, Cerro Vanguardia and AngloGold Ashanti Mineração delivered strong performances, while Tropicana, Geita and the
Americas (excluding CC&V) delivered significant year-on-year reductions in costs.
The South African operations produced 253,000oz of gold in the quarter ended 30 September 2015, a 19% decrease from the same quarter of last year, primarily due to safety stoppages that affected the whole region, and lower grades from the West Wits operations.
AISC was up 5% to $1,176/oz reflecting a 6% increase in total cash costs to $959/oz due to lower production and increases in power tariffs.
Weaker local currencies against the US dollar in the third quarter of 2015 compared to the third quarter of 2014 contributed to the reduction in group operating costs as our currency basket depreciated against the US dollar as follows: the South African Rand by 21%, the Australian dollar by 28%, the Brazilian Real by 56% and the Argentina Peso by 11%. For the South African region, these movements were not enough to offset challenges faced during the quarter.
Total capital expenditure (including equity accounted entities and discontinued operations) during the third quarter of 2015 was $207m, compared with $261m (includes $37m for CC&V) in the third quarter of 2014 and $230m in the previous quarter. This reduction reflects greater efficiencies, scheduling of some expenditure, the positive impact of weaker currencies against the US dollar and lower capital
Quarterly report September 2015 - www.AngloGoldAshanti.com 2 requirements at Kibali and Obuasi. CC&V only includes one month of capital expenditure following the completion of the sale of the mine during the quarter. Of the total capital spent, project capital expenditure during the quarter amounted to $50m, including discontinued operations. Capital expenditure at continuing operations is expected to increase in the last quarter of the year, given normal seasonal patterns of investment at our operations, and slower-than-anticipated spending in South Africa in the nine months of the year, principally due to safety stoppages.
The formation of the Obuasi joint venture with Randgold Resources Limited (Randgold) (assuming satisfaction of all closing conditions)
will result in a loss of control of the assets and liabilities and accordingly 100% of the Obuasi carry value has been transferred to held for sale in the balance sheet. Immediately prior to the classification as held-for-sale, the recoverable amount of Obuasi reflected an impairment reversal of $31m – refer to note 5. Randgold is expected to ultimately purchase 50% of the shares and the shareholder loan in the joint venture for a nominal cash consideration. Consequently in accordance with IFRS and in terms of the conditional investment agreement signed, a $96m provision for the restructuring of the ownership of Obuasi has been included in Provisions on the balance sheet and in Special items on the income statement.
At the end of the third quarter of 2015, net debt was $2.319bn compared to $3.076bn in the previous quarter and $2.952bn for the same quarter a year ago mainly due to the proceeds received on the sale of CC&V and the subsequent tender offer on the 8.5% high yield bond due in 2020. This reduction in debt has resulted in a net debt to Adjusted EBITDA ratio of 1.56 times, compared with 1.95 times at the end of June 2015. Accordingly, debt levels remain well below the covenant of net debt to Adjusted EBITDA of 3.5 times.
Summary of quarter-on-prior-year-quarter operating and cost improvements:
Particulars
Q3 2015
Q3 2014*
Change Year-
on-Year
Operating review
Gold
Production from continuing operations (kozs) 955 1,072 -11%
Production from discontinued operations (kozs) 19 56 -66%
Production from continuing and discontinued operations (kozs) 974 1,128 -14%
Continuing Operations
Gold price received ($/oz) 1,123 1,281 -12%
Total cash costs ($/oz) 735 820 -10%
Corporate & marketing costs ($m) ** 13 24 -46%
Exploration & evaluation costs ($m) 33 35 -6%
All-in sustaining costs ($/oz) *** 937 1,034 -9%
All-in costs ($/oz) *** 1,024 1,117 -8%
Adjusted EBITDA ($m) 291 383 -24%
Continuing and discontinued operations
Cash inflow from operating activities ($m) 243 320 -24%
Free cash (outflow) inflow ($m) (56) 30 -287%
Free cash inflow before once-off bond offer costs ($m) 3 30 -90%
Capital expenditure ($m) 207 261 -21%
*
CC&V has been disclosed as a discontinued operation and the comparative results have been restated.
** Includes administration and other expenses.
*** World Gold Council standard, excludes stockpiles written off.
CORPORATE UPDATE
As announced on 16 September 2015, AngloGold Ashanti and Randgold have concluded a conditional investment agreement aimed at the formation of a joint venture to redevelop and operate AngloGold Ashanti’s Obuasi gold mine in Ghana. Under the terms of the agreement, Randgold will lead and fund a development plan designed to rebuild Obuasi as a viable long-life mining business with competitive cost structures and returns.
Our announcement of the partnership with Randgold followed on a range of improvements in order to revive, modernise and mechanise the Obuasi mine, which we have effected since 2012. The mine has been on limited operating phase since the end of 2014, having ceased underground production, but continuing to process tailings, and has progressed to a feasibility study, a critical step towards breathing new life into this high-grade and resource endowed mine with high potential.
The development plan is expected to build on this feasibility study. If the development plan meets both parties’ investment criteria, and assuming all other conditions are satisfied, AngloGold Ashanti and Randgold will form a new joint venture company. Both companies will then be jointly responsible for funding the redevelopment of Obuasi. A Randgold group entity will be appointed as operator of the mine.
The full announcement is available at:
http://www.anglogoldashanti.com/en/Media/news/Pages/20150916_Obuasi.aspx
Quarterly report September 2015 - www.AngloGoldAshanti.com 3

SOUTH AFRICA WAGE TALKS
On 2 October 2015, AngloGold Ashanti, through the collective bargaining process overseen by the Chamber of Mines, reached a three-
year agreement with the National Union of Mineworkers (NUM), Solidarity and the United Association of South Africa (UASA) in respect of wages and conditions of service for the period from 1 July 2015 to 30 June 2018. These three unions comprise 59% of the South
African workforce, with another 6% having no union affiliation. The Association of Mineworkers and Construction Union (AMCU), which represents 35% of AngloGold Ashanti’s employees in South Africa, has not signed the agreement. Given that the majority of employees have agreed to the offer, it will be extended, in terms of the South Africa’s Labour Relations Act, to all employees regardless of their respective union affiliations. The wage agreement reached includes the following:
·
Category 4-8 employees and B-lower officials, an increase of R750 per month in year 1, R775 per month in year 2 and R800 per month in year 3, as well as a R100 per month increase in living-out allowance in year 1.
·
Miners, Artisans and Officials, an increase of 6% on standard rate of pay in year 1, and 6% or CPI (whichever is the greater)
in years 2 and 3.
In addition to the wage increases, other non-wage benefits were agreed to, details of which can be accessed from the gold wage negotiations website at:
http://www.goldwagenegotiations.co.za/assets/downloads/latest-news/2015/2015-10-02-gwn-statement.pdf
AngloGold Ashanti is in the process of engaging its employees through their union representatives, including AMCU’s, on the implementation of the wage agreement.
OPERATING HIGHLIGHTS
The South Africa region produced 253,000oz at a total cash cost of $959/oz for the third quarter of 2015 compared to 314,000oz at a total cash cost of $902/oz in the same quarter last year. The region’s performance was severely hampered by safety-related challenges, with five fatalities recorded over the period. Approximately 47,000oz of production was lost due to these safety related stoppages.
Mponeng’s production for the quarter was most affected by fatalities that occurred at the mine and the resultant interruptions. Despite currency weakness and concerted efforts to contain inflationary pressures, the total cash costs were adversely impacted by lower production levels and increases in power tariffs.
The West Wits region operations produced 108,000oz at a total cash cost of $944/oz compared to 153,000oz at a total cash cost of
$825/oz in the same quarter last year. The third quarter’s performance was negatively impacted by safety-related disruptions.
TauTona’s total cash costs improved by 10% year-on-year as the mine embarked on a number of initiatives to combat cost challenges particularly in the labour and energy categories. The 41% decrease in production and 39% increase in total cash costs at Mponeng were due mainly to safety-related stoppages as well as the implementation of a de-risk plan. Initiatives are underway to systematically improve skills of supervisors and mining teams to improve productivity, particularly at Mponeng.
Vaal River operations produced 93,000oz at a total cash cost of $962/oz compared to 107,000oz at a total cash cost of $940/oz in the same quarter last year. The region’s production performance was also negatively affected by regulatory safety-related stoppages with approximately 31,000oz of lost production. Despite the operational challenges, Moab Khotsong remained the lowest cost producer for the South African region at a total cash cost of $876/oz.
Surface Operations produced 48,000oz at a total cash cost of $984/oz, compared to 52,000oz at a total cash cost of $1,048/oz in the same quarter last year. Production was negatively affected by a substantial reduction in head grade. Plans are underway to upgrade the
Kopanang marginal ore dump material via a screening process which is expected to improve grades. Operations at Mine Waste
Solutions were aided by the commissioning of East pump station, thereby improving availability. The Buffels 4 pump station was decommissioned, resulting in reduced maintenance and electricity costs.
The Continental Africa Region’s production was 349,000oz
at a total cash cost of $687/oz compared to 410,000oz at a total cash cost of $799/oz in the same quarter last year. Production was down 15% reflecting the loss of ounces from Obuasi moving to limited operations, technical challenges experienced at Siguiri that led to unplanned maintenance, and Mali’s scaled-back production, which were partially offset by good performance from Kibali, Iduapriem and Geita. Total cash costs decreased 14% reflecting higher grade production from Geita, the efficiency of lower mining unit costs, together with the benefits of lower fuel costs.
In the DRC, Kibali’s attributable production was 72,000oz at a total cash cost of $658/oz compared to 65,000oz at a total cash cost of
$563/oz in the same quarter last year. Production was 11% higher as a result of a 26% increase in tonnage throughput with consistent plant operations following the completion of the ramp up of the oxide plant. Total cash costs increased by 17% compared to same quarter last year as a result of the higher mining cost related to the 12% decrease in recovered grade. The shaft sink was completed to a depth of 760m. Shaft fit out commenced.
In Ghana, Iduapriem produced 49,000oz at a total cash cost of $1,034/oz compared to 45,000oz at a total cash cost of $866/oz in the same quarter last year. Production increased 9% as a result of a 13% increase in recovered grade as the mine treated higher grade ore from the Ajopa pit, partly offset by 5% lower tonnage throughput as a result of power availability constraints in the country. Total cash costs, however, increased mainly due to the higher mining costs as a result of resumption of mining operations following a period of limited mining operations when the focus for the last year was chiefly on the processing of stockpiled material.
Obuasi, which is currently in a limited operating phase following the suspension of underground mining operations last year, produced
13,000oz at a total cash cost of $922/oz from tailings retreatment and remnant stockpile processing. The current quarter’s operational performance is therefore not comparable to previous periods. Development of the decline has continued and reached 26 Level together
Quarterly report September 2015 - www.AngloGoldAshanti.com 4 with activities such as pumping, care of underground and surface infrastructure. Following the announced investment agreement aimed at creating a joint venture to redevelop and operate Obuasi, Randgold is currently conducting a due diligence exercise and working on a development plan for the mine.
In the Republic of Guinea, Siguiri produced 52,000oz at a total cash cost of $854/oz compared to 72,000oz at a total cash cost of
$741/oz in the same quarter last year. Production decreased as a result of a 21% decrease in recovered grade due to depletion of higher grade ore sources and an 8% decrease in tonnage throughput due to unplanned maintenance. The 15% increase in total cash costs was due mainly to lower grades and was partly offset by lower input costs, especially fuel prices.
In Mali, Morila produced 7,000oz at a total cash cost of $938/oz compared to 10,000oz at a total cash cost of $1,525/oz in the same quarter last year. Production decreased as a result of a planned decrease in recovered grade compared to the higher grade tonnes sourced from the satellite pit commissioned in the latter part of the previous year, and a 14% decrease in tonnes treated. Total cash costs however decreased due to the completion of mining activities and lower production cost in line with reduced operational activities.
Sadiola produced 17,000oz at a total cash cost of $679/oz compared to 21,000oz at a total cash cost of $981/oz in the same quarter last year. Production declined due to a planned decrease in recovered grade, as a result of limited operational flexibility in the oxide operations. Total cash cost decreased by 31% due to lower processing, and general and administration costs, together with the cumulative benefit of the implemented cost management initiatives.
Yatela’s closure process has transitioned to the implementation phase with consultation with the relevant regulatory authorities in Mali continuing on the closure plans and necessary consent to commence the closure activities. The current quarter’s operational performance is therefore not comparable to previous periods.
In Tanzania, Geita produced 138,000oz at a total cash cost of $483/oz compared to 116,000oz at a total cash cost of $715/oz in the same quarter last year. Production increased as a result of the 26% increase in recovered grade realised from access to the higher grade ore sources stripped in the Nyankanga pit last year. This was partly offset by a 6% decrease in plant throughput, due to planned maintenance. Total cash costs decreased by 32% primarily as a result of the higher production, the efficiency of lower mining unit costs together with the benefits of lower fuel and reagent prices.
In the Americas, production from continuing operations was 219,000oz at a total cash cost of $570/oz compared to 195,000oz at a total cash cost of $702/oz in the same quarter last year. Production was down due to lower production at Serra Grande as a result of lower
feed grade.
Brazil operations produced 148,000oz at a total cash cost of $538/oz in the third quarter of 2015 compared to 133,000oz at a total cash cost of $724/oz in the
same quarter last year
.
AngloGold Ashanti Mineração produced 123,000oz at a total cash cost of $483/oz compared to 101,000oz at a total cash cost of
$699/oz in the
same quarter last year. Production increased 22% due to 27% higher feed grades, partially offset by 6% lower tonnage treated.
The higher grades from both Cuiabá and Corrego do Sitio complexes were in accordance with changes to the mine plan.
Total cash costs decreased due to higher production, efficiency initiatives, local currency depreciation, and higher by-product production. These items were partially offset by wage increases effective from August, following annual wage negotiations.
Serra Grande produced 25,000oz at a total cash cost of $804/oz compared to 32,000oz at a total cash cost of $803/oz in the same quarter last year. Production decreased as a result of lower feed grade, partially offset by higher tonnage treated.
Lower fleet availability
affected production for a portion of the quarter, with efforts under way to claw back these ounces in the latter part of the year as grades improve at Mina III, and as the Open Pit Orebody V production speeds up.
Total cash costs remained flat as lower production was
partially offset by the local currency depreciation and stockpile movements.
In Argentina, Cerro Vanguardia produced 71,000oz at a total cash cost of $630/oz compared to 62,000oz at a total cash cost of
$656/oz in the same quarter last year. Production was 15% higher mainly due to higher grades as well as operational efficiencies. Total cash costs were 4% lower than the same quarter last year mainly due to higher by-product production and favourable exchange rates.
These positive effects were partially offset by inflationary effects including salary increments and lower deferred stripping adjustments.
In line with the group’s cost discipline, various initiatives continued during the quarter, focusing on efficiencies and production improvements, particularly in underground mine expansion, increased mill throughput, silver recovery, and capital expenditure.
Additionally, production improvements are being analysed, with an aim to improve future production profile.
The Australia region produced 134,000oz at a total cash cost of $718/oz for the third quarter of 2015, compared to 152,000oz at a total cash cost of $861/oz in the same quarter last year. Production was negatively impacted by lower than anticipated mined grades at
Sunrise Dam.
Sunrise Dam’s production was 51,000oz at a total cash cost of $996/oz compared to 68,000oz at a total cash cost of $982/oz in the third quarter of 2014. Production was significantly impacted by lower than anticipated mined grades resulting in a lower head grade through the mill. The highly variable nature of the mineralisation, which is typical of coarse gold deposits, has contributed to poor grade reconciliation. This has been exacerbated by the location of the zones being mined in 2015 which are on the periphery of the main lodes and are less continuous and more variable than those mined in 2014. It is expected that the Vogue style of mineralisation scheduled for mining in 2016 will be similar to the zones mined in 2014.
Quarterly report September 2015 - www.AngloGoldAshanti.com 5

To improve our ability to predict mined grade, changes have been made to grade control modelling. A new sample splitter that is designed to work more effectively with the underground reverse circulation (RC) drill rigs used for grade control is expected to be commissioned in the last quarter of the year.
The mine continued to perform well, delivering above anticipated ore tonnage of 727,000t, with 1,700m of operational development and
878m of underground capital development completed in the quarter. Mill throughput of 975,000t resulted from excellent plant availability and utilisation.
Tropicana’s gold production was 83,000oz at a total cash cost of $500/oz compared to 84,000oz at a total cash cost of $721/oz in the same quarter last year. Mill throughput remained steady at 1.1 Mt and the average gold recovery remained constant at approximately
90%. The mine continued to perform well and grade mined benefited from ongoing excellent reconciliations to the Ore Reserve. Despite lower production, total cash costs decreased as a result of the favourable exchange rate and the differences in deferred stripping volumes between the comparative periods. The mill optimisation study continued with the objective of increasing throughput.
SAFETY
Tragically, there were five fatalities during the quarter in the South Africa region. Falls-of-ground remain the cause of most of these incidents, with seismicity an ongoing challenge to manage in this regard. The All Injury Frequency Rate (AIFR), the broadest measure of progress, was 6.48 per million hours worked for the quarter, a 17% improvement from the same quarter last year.
Safety remains our highest priority, a critical focus area in our strategic objectives and we remain committed to a zero harm work environment and a sustainable resilient safety ethos within our organisation in line with our values. A review of the Group’s safety strategy is underway, as part of the effort to improve performance in this regard.
UPDATE ON CAPITAL PROJECTS
Kibali
Construction of the metallurgical facility and infrastructure
A concentrate de-sliming cyclone circuit providing more capacity at the ultra fine grind circuit was commissioned during the quarter. This is expected to facilitate the increase in sulphide ore treatment from 2016. The first phase of the new lined tailings storage facility was also completed during the quarter, providing capacity for 2016 carbon in leach tailings deposition. The first phase of Ambarau, the second hydropower station, was completed and commissioning is currently in progress.
Declines
Development remains on track with plan. The paste plant is now operating according to plan, with the first two stopes successfully backfilled. Total development metres of 2,702 were achieved in the third quarter.
Vertical shaft
Shaft sinking was completed in July 2015 and work for the remainder of the quarter focused on equipping the shaft, with the programme
15 days ahead of schedule as at the end of the quarter. The next milestone, expected in the fourth quarter, will be the completion of the equipping from lode level to crusher level and the swinging down of the equipment for the off-shaft development.
TECHNOLOGY
1. Reef
Boring
1.1 Small
range:
The HPE machine was moved to the new test block where advanced geological drilling predetermined the drill layout and 2 holes were drilled in the undulated reef package. A stage gate was implemented and three more holes are expected to be drilled in the fourth quarter. No further drilling is planned in the small reefs as the geology is hampering drilling.
1.2 Medium
Range:
Installation and commissioning of the MK IV machine was successful. Constraints were encountered with the installation of the conveyor belt and a new chain design is currently being tested. The machine has drilled 2 holes in the last quarter since its commissioning.
In the third quarter the MK III prototype machines have drilled 26 holes in the different prototype sites. New designs for mechanical anchoring were tested to speed up the pinning and setup times. This design has led to an improvement in the machines performance quarter on quarter from 102.4 hours/hole to 85.45 hours/hole. Mechanical anchors will be rolled out to all other MK III machines.
New collector bins were manufactured and delivered to TauTona mine. Installation is expected to commence in the next quarter.
1.3 Machine
Manufacturing:
The MK III machine from Moab Khotsong mine is expected to be redeployed at TauTona mine for drilling in the VCR site.
Machine 3 is currently at the original equipment manufacturer for repairs and modifications and is expected to return to TauTona and to act as a replacement unit for the current MK III machines when sent for maintenance.
2.
Ore body Knowledge and Exploration
Trial 7 originally scheduled for the first quarter was delayed due to multiple factors and is expected to continue drilling during the fourth quarter. Manufacturing of the fit for purpose drill rig is on schedule as at the end of the quarter.
Quarterly report September 2015 - www.AngloGoldAshanti.com 6

3. Ultra High Strength Backfill
The outcome of the previous trials show that optimum pumping distances can be reached with product temperatures between 20°C and 30°C. The surface tests were successful up to a 1,000m within these temperature ranges. Trials continued in the third quarter on temperatures between 30°C and 40°C, simulating the underground product temperature. Results from the test indicated that maximum product cannot exceed 35°C. Trials were successful at 35°C, reaching a pumping distance of 600m. All indications are that a 1,000m could be reached at this temperature.
EXPLORATION UPDATE
Total expensed exploration and evaluation costs (including technology) during the third quarter, inclusive of expenditure at equity accounted joint ventures, were $35m ($15m on Brownfields exploration, $4m for Technology, $5m on Greenfields exploration and $11m on pre-feasibility studies), compared to $39m for the same quarter last year.
BROWNFIELDS EXPLORATION
A total of 148,721m of diamond and reverse circulation (RC) drilling was completed. Capitalised Brownfields exploration during the third quarter, inclusive of capital expenditure at equity accounted joint ventures, was $13m, compared to $15m for the same quarter last year.
In South Africa, four deep surface drilling sites were in operation during the quarter, one on the Moab Khotsong mine and three at
Mponeng (WUDLs). All the surface drilling is designed to ameliorate risk to the deepening projects at Mponeng and Moab Khotsong.
In Tanzania, drilling focused on Mineral Resource delineation drilling at Matandani North and Geita Hill Underground, Vertical Seismic
Profile (VSP) drilling at Nyankanga and Geita Hill, metallurgical drilling at Matandani and sterilisation drilling for the proposed WD1 extension. A total of 16 holes (4,844m) were drilled.
An updated Star and Comet geological model was developed and used to support the upcoming underground drilling programme. A total of 15 geological sections were defined, on the back of relogging of over 100 holes, and used to develop the 3D model.
In Guinea, at Siguiri gold mine, a total of 6,852m of RC and diamond drilling (DD) was completed. The drilling focused on the fresh rock infill drilling programme and oxide reconnaissance drilling in Block 1. The fresh rock infill drilling continued at Bidini, with 4,520m RC and
948m DD completed in the North and South pits. The drilling is progressing slowly and is on hold due to poor ground conditions and flooding of pit bottom. Geometallurgical data collection at Bidini and Kami also took place during the quarter, as part of ongoing work and in support of the combination plant Feasibility Study.
In Ghana, at Obuasi gold mine, no exploration work was conducted. At Iduapriem, a total of RC (1,553m) and DD (2,123m) was drilled at Block 5. A number of encouraging intercepts were returned and a Mineral Resource model update is ongoing.
In the Democratic Republic of the Congo at Kibali, exploration along the KZ trend focused on seven higher priority targets from the first quarter data review: Kalimva-Ikamva, Mengu Hill, Sessenge SW, Oere – Libala, Tete, Bakangwe and Megi.
In Mali, at Sadiola RC drilling (2,998m) was completed at Sadiola North and Tabakoto to test for and to upgrade oxide Mineral
Resources. At Sadiola North, the drilling followed up on intersections from the first phase of drilling mainly outside the planned pit.
Results from the Sadiola North drilling confirmed the northern continuity of the shallow SE dipping mineralisation. Geological modelling of Sadiola North was completed and Mineral Resource modelling is now in progress.
In Argentina, drilling activities continued in the quarter at Cerro Vanguardia with 16,940m completed. Field work with trenching and channel sampling to advance targets to drill stage continued.
In Brazil, exploration continued at the Cuiabá, Lamego and Córrego do Sítio production centres for AGABM with 17,260m drilled collectively in the surface and underground drilling programmes during the quarter. The 2015 programme remains focused on Mineral
Resource conversion. Geological modelling continued for near mine target generation.
At Serra Grande, 15,540m of drilling were completed as infill drilling programmes continued in the Mineral Resource conversion programmes. Mapping and sampling was in progress for target delineation.
In Colombia, drilling started to test targets generated from soil sampling within the Gramalote JV tenements and infill drilling in the saprolite horizon. During this quarter, 2,550m were completed. At La Colosa, 1,510m were drilled during the quarter as the site investigation, hydrology and geotechnical programmes for the year continued. The Quebradona JV programme continued with 2,850m drilled during the quarter. The focus remains on infill and delineation drilling for the higher grade copper-gold mineralisation in the upper part of the deposit.
At Sunrise Dam in Australia, underground DD (15,631m) targeted extensions to the underground Mineral Resource in the Vogue
South, Cosmo North, Cosmo East zones and the Dolly Corridor with encouraging results.
At Tropicana, drilling continued in the immediate mine environment, with diamond holes testing targets at the Tropicana Pit Extensions,
Swizzler and Crouching Tiger areas. A total of 18,173m of RC and 18,270m of DD were completed. Work continues to test down dip extensions to known mineralisation at the Tropicana pit and system extensions to the south of the Havana pit at Havana South and
Crouching Tiger.
More details are available on the Anglogold Ashanti website under Exploration update.
GREENFIELDS EXPLORATION
During the third quarter of 2015, greenfields exploration activities were undertaken in Australia, Colombia and Brazil. Greenfields exploration completed 5,661m of RC and DD. Total expenditure for the quarter was $5m.
In Colombia, drilling was initiated on the Guintar project, which is situated 40km west of Medellin. 166m of DD was completed in the first hole of an 8 hole, 3,000m diamond drill programme. GUI-001 was collared in gravels and at 14m intersected hornfelsed sediments
Quarterly report September 2015 - www.AngloGoldAshanti.com 7 and breccias with significant pyrrhotite and pyrite in fractures, stringers and fine stockworks. This is associated with minor disseminated chalcopyrite and molybdenite. Assay results are awaited.
In Australia, at the Tropicana JV, a total of 16,685m of aircore (AC), 1,909m of RC and 1,313m of DD was completed across the
Madras, Masala and other Tropicana Belt prospects within 25km to 50km of the Tropicana gold mine. Assays returned in the quarter for
Madras and Masala were disappointing.
At the Mullion Project in New South Wales, a total of 2,273m of DD was completed to follow up bedrock targets identified from the previous ground geophysical surveys. At the Strawbridge and Pindabunna Projects in Western Australia, planned regional aeromagnetic geophysical surveys were completed in the third quarter. Target generation and first pass field work are continuing.
In Brazil, the Pe Quente Project has been downgraded and the joint venture has been exited. Project generation activities in Brazil are ongoing.
Please see the Quarterly Exploration update and the company website for more highlights and details from the exploration programmes conducted during the quarter.
OUTLOOK
Gold production for the fourth quarter of 2015 is estimated to be between 900kozs to 950kozs, which will result in annual production of between 3.8Mozs to 4.0Mozs. Total cash costs for the fourth quarter are estimated at $720/oz to $770/oz, assuming average exchange rates of ZAR13.60/$, BRL3.80/$, $0.70/A$ and AP9.70/$. Brent Crude Oil at $48/bl average for the quarter.
Given improved cost performance to date and updated capital expenditure profiles, we are updating our annual guidance as follows:
·
Total cash costs: $720/oz to $770/oz (previously $770/oz to $820/oz)
·
All-in-sustaining costs: $950/oz to $980/oz (previously $1,000/oz to $1,050/oz)
·
Capital expenditure: approximately $900m (previously $900m to $1,000m)
(Assuming average exchange rates of ZAR12.60/$, BRL 3.32/$, $0.75/A$ and AP9.15/$. Brent Crude Oil at $53/bl average for the year)
Both production and cost estimates assume neither labour interruptions, power disruptions or changes to asset portfolio and/or operating mines. Other unknown or unpredictable factors could also have material adverse effects on our future results.
As in prior years, the fourth quarter earnings will be distorted by year-end accounting adjustments such as reassessment of useful lives and carry value of mining tangible assets, inventory stockpile and investments, reset of environmental rehabilitation provisions, redundancy provisions, direct and indirect and deferred taxation provisions.
Outlook data is forward-looking information which is further discussed on the front cover of this document.
Quarterly report September 2015 - www.AngloGoldAshanti.com 8

A member firm of Ernst & Young Global Limited.
A full list of Directors is available on the website.
Chief Executive: Ajen Sita
EY
102 Rivonia Road
Sandton
Private Bag X14
Sandton
2146
Ernst & Young Incorporated
Co. Reg. No. 2005/002308/21
Tel: +27 (0) 11 772 3000
Fax: +27 (0) 11 772 4000
Docex 123 Randburg
ey.com
Independent auditor’s review report on the Condensed Consolidated Financial Statements for the quarter and nine months ended 30 September 2015 to the Shareholders of AngloGold Ashanti Limited
We have reviewed the condensed consolidated financial statements of AngloGold Ashanti Limited (the company) contained in the accompanying quarterly report on pages 10 to 25, which comprise the accompanying condensed consolidated statement of financial position as at 30 September 2015, the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the quarter and nine months then ended, and selected explanatory notes.
Directors’ Responsibility for the Condensed Consolidated Financial Statements
The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the
International Accounting Standards Board (IASB), the SAICA Financial Reporting Guides, as issued by the Accounting
Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express a conclusion on these interim financial statements based on our review. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, Review of Interim Financial
Information Performed by the Independent Auditor of the Entity. This standard requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.
A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making enquiries of management and others within the entity, as appropriate, and applying analytical procedures and evaluating the evidence obtained.
The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of the company for the quarter and nine months ended 30 September 2015 are not prepared, in all material respects, in accordance with International Financial Reporting Standard, IAS 34 Interim Financial Reporting as
issued by the IASB, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial
Reporting Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies
Act of South Africa.
Ernst & Young Inc.
Director – Roger Hillen
Registered Auditor
Chartered Accountant (SA)
102 Rivonia Road, Sandton
Johannesburg, South Africa
5 November 2015
Quarterly report September 2015 - www.AngloGoldAshanti.com 9

Group income statement
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2015
2015
2014
2015
2014
US Dollar million
Notes
Reviewed Reviewed
Restated
Reviewed Reviewed
Restated
Reviewed
Revenue
2
987
1,059 1,266 3,114 3,853
Gold income 2
946
1,014 1,225 2,991 3,740
Cost of sales
3
(830)
(830) (999) (2,482) (2,974)
(Loss) gain on non-hedge derivatives and other
commodity contracts
(1)
4 29 (3) 8
Gross profit
115
188 255 506 774
Corporate administration, marketing and other
expenses
(13)
(24) (24) (59) (68)
Exploration and evaluation costs
(33)
(31) (35) (92) (98)
Other operating expenses 4
(23)
(22) (9) (66) (21)
Special items
5
(141)
(1) (54) (137) (78)
Operating (loss) profit
(95)
110 133 152 509
Interest received
2
6
6 6 20 17
Exchange gain (loss)
10
(7) 4 (11) (11)
Finance costs and unwinding of obligations 6
(65)
(65) (69) (196) (209)
Fair value adjustment on $1.25bn bonds
118
(35) 20 51 (80)
Share of associates and joint ventures' profit (loss)
7
6
34 19 65 (47)
(Loss) profit before taxation
(20)
43 113 81 179
Taxation
8
(54)
(56) (82) (168) (197)
(Loss) profit after taxation from continuing operations
(74)
(13) 31 (87) (18)
Discontinued operations
Profit (loss) from discontinued operations 9
4
(125) 13 (116) 34
(Loss) profit for the period
(70)
(138) 44 (203) 16
Allocated as follows:
Equity shareholders
- Continuing operations
(76)
(17) 28 (99) (34)
- Discontinued operations
4
(125) 13 (116) 34
Non-controlling interests
- Continuing operations
2
4 3 12 16
(70)
(138) 44 (203) 16
Basic (loss) earnings per ordinary share (cents) (1)
(Loss) earnings per ordinary share from continuing operations
(19)
(4) 7 (24) (8)
Earnings (loss) per ordinary share from discontinued operations
1
(31) 3 (28) 8
Basic (loss) earnings per ordinary share (cents)
(18)
(35) 10 (52) 0
Diluted (loss) earnings per ordinary share (cents) (2)
(Loss) earnings per ordinary share from continuing operations
(19)
(4) 7 (24) (8)
Earnings (loss) per ordinary share from discontinued operations
1
(31) 3 (28) 8
Diluted (loss) earnings per ordinary share (cents)
(18)
(35) 10 (52) 0
(1)
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
(2)
Calculated on the diluted weighted average number of ordinary shares.
The reviewed financial statements for the quarter and nine months ended 30 September 2015 have been prepared by the corporate accounting staff of AngloGold
Ashanti Limited headed by Mr John Edwin Staples (BCompt (Hons); CGMA), the Group's Chief Accounting Officer. This process was supervised by Ms Kandimathie
Christine Ramon (CA (SA)), the Group's Chief Financial Officer and Mr Srinivasan Venkatakrishnan (BCom; ACA (ICAI)), the Group's Chief Executive Officer. The
financial statements for the quarter and nine months ended 30 September 2015 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc.
Quarterly report September 2015 - www.AngloGoldAshanti.com

Group
statement of comprehensive income
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2015
2015
2014
2015
2014
US Dollar million
Reviewed Reviewed
Restated
Reviewed Reviewed
Restated
Reviewed
(Loss) profit for the period
(70)
(138) 44 (203) 16
Items that will be reclassified subsequently
to profit or loss:
Exchange differences on translation of foreign
operations
(188)
3 (118) (278) (134)
Share of associates and joint ventures' other
comprehensive income
-
- (1) - -
Net loss on available-for-sale financial assets
(5)
(2) (10) (12) (1)
Release on impairment of available-for-sale
financial assets
4
5 - 9 1
Release on disposal of available-for-sale
financial assets
-
(1) - (2) -
Deferred taxation thereon
-
- 4 1 -
(1)
2 (6) (4) -
Items that will not be reclassified
subsequently to profit or loss:
Actuarial (loss) gain recognised
(2)
(7) (7) 3 9
Deferred taxation thereon
-
2 2 (1) (2)
(2)
(5) (5) 2 7
Other comprehensive loss for the
period, net of tax
(191)
- (130) (280) (127)
Total comprehensive loss for the
period, net of tax
(261)
(138) (86) (483) (111)
Allocated as follows:
Equity shareholders
- Continuing operations
(267)
(17) (102) (379) (161)
- Discontinued operations
4
(125) 13 (116) 34
Non-controlling interests
- Continuing operations
2
4 3 12 16
(261)
(138) (86) (483) (111)
Rounding of figures may result in computational discrepancies.
Quarterly report September 2015 - www.AngloGoldAshanti.com 11

Group statement of financial position
As at
As at
As at
As at
September
June
December
September
2015
2015
2014
2014
US Dollar million
Notes
Reviewed
Reviewed
Audited
Reviewed
ASSETS
Non-current assets
Tangible assets
3,836
4,453 4,863 4,839
Intangible assets
165
188 225 247
Investments in associates and joint ventures
1,459
1,464 1,427 1,373
Other investments
103
120 126 127
Inventories
94
103 636 606
Trade and other receivables
14
19 20 30
Deferred taxation
-
5 127 160
Cash restricted for use
15
35 36 38
Other non-current assets
23
30 25 47
5,709
6,417 7,485 7,467
Current assets
Other investments
2
2 - -
Inventories
642
721 888 959
Trade and other receivables
203
207 278 312
Cash restricted for use
18
22 15 15
Cash and cash equivalents
392
459 468 557
1,257
1,411 1,649 1,843
Non-current assets held for sale 15
460
989 - -
1,717
2,400 1,649 1,843
TOTAL ASSETS
7,426
8,817 9,134 9,310
EQUITY AND LIABILITIES
Share capital and premium 12
7,063
7,058 7,041 7,036
Accumulated losses and other reserves
(4,688)
(4,430) (4,196) (4,051)
Shareholders' equity
2,375
2,628 2,845 2,985
Non-controlling interests
35
33 26 25
Total equity
2,410
2,661 2,871 3,010
Non-current liabilities
Borrowings
2,691
3,651 3,498 3,521
Environmental rehabilitation and other provisions
683
931 1,052 1,022
Provision for pension and post-retirement benefits
117
140 147 142
Trade, other payables and deferred income
5
6 15 13
Deferred taxation
537
556 567 597
4,033
5,284 5,279 5,295
Current liabilities
Borrowings
71
79 223 159
Trade, other payables, provisions and deferred income
583
536 695 751
Bank overdraft
-
- - 13
Taxation
61
58 66 82
715
673 984 1,005
Non-current liabilities held for sale 15
268
199 - -
983
872 984 1,005
Total liabilities
5,016
6,156 6,263 6,300
TOTAL EQUITY AND LIABILITIES
7,426
8,817 9,134 9,310
Rounding of figures may result in computational discrepancies.
Quarterly report September 2015 - www.AngloGoldAshanti.com

Group statement of cash flows
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2015
2015
2014
2015
2014
US Dollar million
Reviewed
Reviewed
Restated
Reviewed Reviewed
Restated
Reviewed
Cash flows from operating activities
Receipts from customers
986
1,078 1,288 3,100 3,831
Payments to suppliers and employees
(725)
(704) (939) (2,225) (2,737)
Cash generated from operations
261
374 349 875 1,094
Dividends received from joint ventures
10
24 - 39 -
Taxation refund
-
- - - 38
Taxation paid
(43)
(65) (42) (153) (146)
Net cash inflow from operating activities from continuing operations
228
333 307 761 986
Net cash inflow (outflow) from operating activities from discontinued operations
15
(10) 13 (5) 21
Net cash inflow from operating activities
243
323 320 756 1,007
Cash flows from investing activities
Capital expenditure
(167)
(172) (185) (481) (581)
Expenditure on intangible assets
(1)
- - (2) (3)
Proceeds from disposal of tangible assets
1
3 4 6 31
Other investments acquired
(16)
(23) (14) (71) (62)
Proceeds from disposal of other investments
16
20 15 64 59
Investments in associates and joint ventures
(2)
(3) (10) (9) (62)
Proceeds from disposal of associates and joint ventures
2
- - 2 -
Loans advanced to associates and joint ventures
(1)
(1) - (4) (6)
Loans repaid by associates and joint ventures
-
- 4 1 4
Proceeds from disposal of subsidiary
-
- - - 105
Net proceeds from disposal of investment
812
- - 812 -
Cash in subsidiary disposed and transfers to held for sale
(8)
- - (10) 2
Decrease (increase) in cash restricted for use
1
(1) (1) (7) 22
Interest received
6
6 4 19 16
Net cash inflow (outflow) from investing activities from continuing operations
643
(171) (183) 320
(475)
Net cash outflow from investing activities from discontinued operations
(10)
(22) (37) (59) (119)
Net cash inflow (outflow) from investing activities
633
(193) (220) 261 (594)
Cash flows from financing activities
Proceeds from borrowings
231
129 338 420 428
Repayment of borrowings
(1,009)
(124) (385) (1,220) (684)
Finance costs paid
(95)
(37) (83) (214) (207)
Bond settlement premium, RCF and bond transaction costs
(59)
- (9) (59) (9)
Dividends paid
-
(2) (6) (3) (9)
Net cash outflow from financing activities from continuing operations
(932)
(34) (146) (1,076) (481)
Net cash outflow from financing activities from discontinued operations
-
- - (2) (4)
Net cash outflow from financing activities
(932)
(34) (146) (1,078) (485)
Net (decrease) increase in cash and cash equivalents
(56)
96 (46) (61) (72)
Translation
(11)
1 (10) (15) (12)
Cash and cash equivalents at beginning of period
459
362 600 468 628
Cash and cash equivalents at end of period
(1)
392
459 544 392 544
Cash generated from operations
(Loss) profit before taxation
(20)
43 113 81 179
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
1
(4) (29) 3 (8)
Amortisation of tangible assets
183
186 181 533 536
Finance costs and unwinding of obligations
65
65 69 196 209
Environmental, rehabilitation and other expenditure
1
(10) (7) (15) (4)
Special items
139
(2) 14 125 10
Amortisation of intangible assets
10
13 9 30 26
Fair value adjustment on $1.25bn bonds
(118)
35 (20) (51) 80
Interest received
(6)
(6) (6) (20) (17)
Share of associates and joint ventures' (profit) loss
(6)
(34) (19) (65) 47
Other non-cash movements
15
11 18 33 60
Movements in working capital
(3)
77 26 25 (24)
261
374 349 875 1,094
Movements in working capital
Decrease (increase) in inventories
30
(11) 40 65 67
(Increase) decrease in trade and other receivables
(2)
57 33 70 18
(Decrease) increase in trade, other payables and deferred income
(31)
31 (47) (110) (109)
(3)
77 26 25 (24)
Rounding of figures may result in computational discrepancies.
(1)
The cash and cash equivalents balance at 30 September 2014 includes a bank overdraft included in the statement of financial position as part of current liabilities of $13m.
Quarterly report September 2015 - www.AngloGoldAshanti.com

Group statement of changes in equity
Share
Cash
Available
Foreign
capital
Other
Accumu-
flow
for
Actuarial
currency
Non-
and
capital
lated
hedge
sale
(losses)
translation
controlling
Total
US Dollar million
premium
reserves
losses
reserve
reserve
gains
reserve
Total
interests
equity
Balance at 31 December 2013
7,006
136 (3,061) (1) 18 (25) (994) 3,079 28 3,107
Loss for the period - 16 16
Other comprehensive income (loss) 7 (134) (127) (127)
Total comprehensive income (loss)
- - - - -
7                (134)             (127)              16               (111)
Shares issued 30 30 30
Share-based payment for share awards
net of exercised
3 3 3
Dividends of subsidiaries
- (19) (19)
Translation
(5) 5
(1) 1 - -
Balance at 30 September 2014
7,036 134 (3,056) (1) 17 (17) (1,128) 2,985 25 3,010
Balance at 31 December 2014
7,041
132
(3,109)
(1)
17
(40)
(1,195)
2,845
26
2,871
Loss for the period
(215)
(215)
12
(203)
Other comprehensive (loss) income
(4)
2
(278)
(280)
(280)
Total comprehensive (loss) income
-                   -                  (215)                  -             (4)                  2             (278)             (495)                  12             (483)
Shares issued
22
22
22
Share-based payment for share awards
net of exercised
3
3
3
Dividends of subsidiaries
-
(3)
(3)
Translation
(15)
12
(2)
5
-
-
-
Balance at 30 September 2015
7,063
120
(3,312)
(1)
11
(33)
(1,473)
2,375
35
2,410
Rounding of figures may result in computational discrepancies.
Equity holders of the parent
Quarterly report September 2015 - www.AngloGoldAshanti.com

Segmental
reporting
September
June
September
September
September
2015
2015
2014
2015
2014
Reviewed
Reviewed
Restated
Reviewed Reviewed
Restated
Reviewed
Gold income
South Africa
267
303
410
853
1,172
Continental Africa
386
456
500
1,306
1,567
Australasia
149
172
197
494
602
Americas
251
211
241
710
726
1,053
1,142
1,348
3,363
4,067
Equity-accounted investments included above
(107)
(128)
(123)
(371)
(327)
Continuing operations
946
1,014
1,225
2,991
3,740
Discontinued operations
24
59
70
137
200
970
1,073
1,295
3,128
3,940
Gross profit (loss)
South Africa
(14)
23
76
13
172
Continental Africa
61
121
116
300
348
Australasia
28
36
24
111
105
Americas
52
47
58
170
190
Corporate and other
3
1
-
5
(4)
130
228
274
599
810
Equity-accounted investments included above
(15)
(40)
(19)
(93)
(36)
Continuing operations
115
188
255
506
774
Discontinued operations
2
10
18
19
46
117
198
273
525
820
Capital expenditure
South Africa
56
52
66
152
185
Continental Africa
75
79
86
219
335
Australasia
18
22
13
60
63
Americas
47
55
57
142
142
Corporate and other
1
1
2
2
2
Continuing operations
197
209
224
575
727
Discontinued operations
10
21
37
58
119
207
230
261
633
846
Equity-accounted investments included above
(29)
(36)
(38)
(93)
(143)
178
194
222
540
703
September
June
September
September
September
2015
2015
2014
2015
2014
Gold production
South Africa
253
261
314
752
923
Continental Africa
349
368
410
1,068
1,178
Australasia
134
139
152
416
462
Americas
219
182
195
596
559
Continuing operations
955
950
1,072
2,833
3,123
Discontinued operations
19
57
56
117
157
974
1,007
1,128
2,950
3,280
As at
As at
As at
As at
September
June
December
September
2015
2015
2014
2014
Reviewed Reviewed Audited Reviewed
Total assets
South Africa
1,799
2,031
2,124
2,166
Continental Africa
3,194
3,188
3,239
3,297
Australasia
760
842
906
978
Americas
1,363
2,335
2,409
2,371
Corporate and other
310
421
456
498
7,426
8,817
9,134
9,310
Rounding of figures may result in computational discrepancies.
AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the
Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.
Quarter ended
Quarter ended
oz (000)
Nine months ended
US Dollar million
Nine months ended
US Dollar million
Quarterly report September 2015 - www.AngloGoldAshanti.com

Notes
for the quarter and nine months ended 30 September 2015
1.
Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2014 except for the adoption of new standards and interpretations effective for the year beginning 1 January 2015.
Further, the comparative periods have been restated to separate continuing operations from discontinued operations in accordance with IFRS 5, as a consequence of the disposal of the Cripple Creek & Victor operations in the United States (note 9).
The financial statements of AngloGold Ashanti have been prepared in compliance with IAS 34, IFRS as issued by the
International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as
issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by Financial Reporting Standards
Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the quarter and nine months ended 30 September 2015. These interim financial statements should be read in conjunction with the company’s audited consolidated financial statements and the notes thereto as at and for the years ended 31 December 2014 and 2013.
Subject to other factors and unforeseen circumstances, quarter one production is generally lower than production during the rest of the year as a result of the ramp-up of operations after annual holiday production declines.
2. Revenue
Quarter ended
Nine months ended
Sep
Jun
Sep Sep Sep
2015
2015
2014 2015 2014
Reviewed Reviewed
Restated
Reviewed Reviewed
Restated
Reviewed
US Dollar million
Gold income
946
1,014 1,225                2,991                3,740
By-products (note 3)
35
38 34                   100                      92
Royalties received (note 5)
1
1 1 3 3
Interest received
6
6 6 20 17
987
1,059 1,266 3,114 3,853
3.
Cost of sales
Quarter ended
Nine months ended
Sep
Jun
Sep Sep Sep
2015
2015
2014 2015 2014
Reviewed Reviewed
Restated
Reviewed Reviewed
Restated
Reviewed
US Dollar million
Cash operating costs
646
633 806                1,891                2,319
By-products revenue (note 2)
(35)
(38) (34)                (100)                   (92)
611
595 772                1,791                2,227
Royalties
23
27 31                    76 101
Other cash costs
6
6 8                     20                     21
Total cash costs
640
628 811                1,887                2,349
Retrenchment costs
3
3 5                       9 14
Rehabilitation and other non-cash costs
11
4 6                     21                    35
Production costs
654
635 822                  1,917                2,398
Amortisation of tangible assets
183
186 181                     533                536
Amortisation of intangible assets
10
13 9                     30                     26
Total production costs
848
834 1,012                 2,481                2,960
Inventory change
(18)
(4) (13)                      1 14
830
830 999                2,482                2,974
Rounding of figures may result in computational discrepancies
.
Quarterly report September 2015 - www.AngloGoldAshanti.com 16

4.
Other operating expenses
Quarter ended
Nine months ended
Sep
Jun
Sep Sep Sep
2015
2015
2014 2015 2014
Reviewed Reviewed Reviewed Reviewed Reviewed
US Dollar million
Pension and medical defined benefit provisions
2
1 2 6 5
Claims filed by former employees in respect of loss
of employment, work-related accident injuries and
diseases, governmental fiscal claims and care and
maintenance of old tailings operations
2
3 3 6 11
Care and maintenance costs
17
17 -                     51                      -
Other expenses
2
1 4 3 5
23
22 9                     66                     21
5. Special
items
Quarter ended
Nine months ended
Sep
Jun
Sep Sep Sep
2015
2015
2014 2015 2014
Reviewed Reviewed Reviewed Reviewed Reviewed
US Dollar million
Impairment (reversal) and derecognition of goodwill, tangible assets and intangible assets (note 10)
(31)
- 1                (31) 1
Impairment of other investments (note 10)
4
5 - 9 1
Net loss (profit) on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 10)
2
- (2)                   1 (25)
Royalties received (note 2)
(1)
(1) (1)                  (3)                (3)
Indirect tax expenses (recoveries) and legal claims
4
(4) 3                (8)                15
Legal fees and other (recoveries) costs related to contract
termination and settlement
1
- 7 (1) 16
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments
2
- 1 8 1
Corporate retrenchment costs
-
- 3 - 3
Retrenchment and related costs
2
1 34 4 59
Repurchase premium on part settlement of $1.25bn bonds
(note 16)
62
- -                  62                  -
Provision for restructuring of Obuasi
96
- -                  96                 -
Loss on sale of Navachab (note 10)
-
- - - 2
Accelerated deferred loan fees paid on cancellation and
replacement of US and Australia revolving credit facilities
-
- 8 - 8
141
1 54                137                 78
6.
Finance costs and unwinding of obligations
Quarter ended
Nine months ended
Sep
Jun
Sep Sep Sep
2015
2015
2014 2015 2014
Reviewed Reviewed
Restated
Reviewed Reviewed
Restated
Reviewed
US Dollar million
Finance costs
59
60 63                180                191
Unwinding of obligations, accretion of convertible bonds and other discounts
6
5 6                   16                    19
65
65 69                196                 209
7.
Share of associates and joint ventures’ profit (loss)
Quarter ended
Nine months ended
Sep
Jun
Sep Sep Sep
2015
2015
2014 2015 2014
Reviewed Reviewed Reviewed Reviewed Reviewed
US Dollar million
Revenue
111
131 130                383               368
Operating costs, special items and other expenses
(101)
(92) (107)             (303)             (403)
Net interest received
1
1 2 4 5
Profit (loss) before taxation
11
40 25                84 (30)
Taxation
(2)
(6) (6)                (16)                (11)
Profit (loss) after taxation
9
34 19                68 (41)
Net impairment of investments in associates and joint ventures
(note 10)
(3)
- -                (3)                (6)
6
34 19                65 (47)
Net impairments recognised on the entity’s investments in equity accounted associates and joint ventures consider quoted share prices, their respective financial positions and anticipated declines in operating results of these entities.
Rounding of figures may result in computational discrepancies
.
Quarterly report September 2015 - www.AngloGoldAshanti.com 17

8. Taxation
Quarter ended
Nine months ended
Sep
Jun
Sep Sep Sep
2015
2015
2014 2015 2014
Reviewed Reviewed
Restated
Reviewed Reviewed
Restated
Reviewed
US Dollar million
South African taxation
Mining tax
-
- 7 - 31
Non-mining tax
(12)
12 (7)                    2 (10)
Prior year (over) under provision
-
- - (7) 6
Deferred taxation
Temporary differences
(9)
(5) (1)                (32)              (19)
Unrealised non-hedge derivatives and other commodity
contracts
-
1 8 (1) 2
(21)
8 7 (38) 10
Foreign taxation
Normal taxation
48
62 46                151                128
Prior year over provision
(3)
- -                (3) (12)
Deferred taxation
Temporary differences
30
(14) 29                58                  71
75
48 75               206               187
54
56 82                168                197
9. Discontinued
operations
Quarter ended
Nine months ended
Sep
Jun
Sep Sep Sep
2015
2015
2014 2015 2014
Reviewed Reviewed Reviewed Reviewed Reviewed
US Dollar million
Gold income
24
59 70                137                200
Cost of sales
(22)
(49) (53)              (118)             (156)
Gain on unrealised non-hedge derivatives and other
commodity contracts
-
- 1 - 2
Gross profit
2
10 18                  19                 46
Other expenses
-
(2) (2)                 (4)                (3)
Profit before taxation
2
8 16                 15                  43
Normal taxation
-
- (3)                  - (9)
Deferred taxation
- Impairment of deferred tax asset
-
(121) -                (121) -
Profit (loss) from operations
2
(113) 13                (106) 34
Profit (loss) on disposal (note 10)
2
(12) -                (10) -
Total profit (loss) from discontinued operations
4
(125) 13                (116) 34
The CC&V operation in the United States has been accounted for as a discontinued operation. Refer to note 15 – Non-current assets and liabilities held for sale.
10. Headline (loss) earnings
Quarter ended
Nine months ended
Sep
Jun
Sep Sep Sep
2015
2015
2014 2015 2014
Reviewed Reviewed Reviewed Reviewed Reviewed
US Dollar million
The (loss) profit attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):
(Loss) profit attributable to equity shareholders
(72)
(142) 41                (215) -
Impairment (reversal) and derecognition of goodwill, tangible assets and intangible assets (note 5)
(31)
- 1 (31) 1
Net profit (loss) on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 5)
2
- (2) 1 (25)
Discontinued operations profit (loss) profit on disposal of assets
(note 9)
(2)
12 -                  10                   -
Loss on sale of Navachab (note 5)
-
- - - 2
Impairment of other investments (note 5)
4
5 - 9 1
Net impairment of investments in associates and joint ventures
(note 7)
3
- - 3 6
Taxation - current portion
-
- - - 7
Taxation - deferred portion
3
(2) 4                    2                    1
(93)
(127) 44                (221) (7)
Headline (loss) earnings per ordinary share (cents)
(1)
(23)
(31) 11                (54)                (2)
Diluted headline (loss) earnings per ordinary share (cents)
(23)
(31) 11                (54)                 (2)
(1)
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies
.
Quarterly report September 2015 - www.AngloGoldAshanti.com 18

11. Number of shares
Quarter ended
Nine months ended
Sep
Jun
Sep Sep Sep
2015
2015
2014 2015 2014
Reviewed Reviewed Reviewed Reviewed Reviewed
Authorised number of shares:
Ordinary shares of 25 SA cents each
600,000,000
600,000,000 600,000,000      600,000,000      600,000,000
E ordinary shares of 25 SA cents each
(1)
-
- 4,280,000                        - 4,280,000
A redeemable preference shares of 50 SA cents
each
2,000,000
2,000,000 2,000,000          2,000,000          2,000,000
B redeemable preference shares of 1 SA cent
each
5,000,000
5,000,000 5,000,000          5,000,000          5,000,000
Issued and fully paid number of shares:
Ordinary shares in issue
405,103,870
404,818,500 403,552,085      405,103,870      403,552,085
E ordinary shares in issue
-
- 685,668                - 685,668
Total ordinary shares:
405,103,870
404,818,500 404,237,753      405,103,870      404,237,753
A redeemable preference shares
2,000,000
2,000,000 2,000,000          2,000,000          2,000,000
B redeemable preference shares
778,896
778,896 778,896             778,896             778,896
In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares
404,920,465
404,689,301 403,466,038      404,594,335      403,180,957
E ordinary shares
-
- 696,371      - 695,017
Fully vested options
2,605,300
2,801,585 2,047,889      3,069,328      2,531,078
Weighted average number of shares
407,525,765
407,490,886
406,210,298      407,663,663      406,407,051
Dilutive potential of share options
-
- 2,215,555      -      -
Diluted number of ordinary shares
407,525,765
407,490,886
408,425,853      407,663,663      406,407,051
(1)
Shareholders approved cancellation of authorised E shares at the Annual General Meeting held on 6 th
May 2015.
12.
Share capital and premium
As at
Sep
Jun Dec Sep
2015
2015 2014 2014
Reviewed Reviewed Audited Reviewed
US Dollar Million
Balance at beginning of period
7,094
7,094           7,074           7,074
Ordinary shares issued
22
17                29                 25
E ordinary shares issued and cancelled
-
-               (9)                  -
Sub-total
7,116
7,111           7,094           7,099
Redeemable preference shares held within the group
(53)
(53)             (53)              (53)
E ordinary shares held within the group
-
-                 - (10)
Balance at end of period
7,063
7,058           7,041           7,036
13. Exchange
rates
Sep
Jun Dec Sep
2015
2015 2014 2014
Unaudited Unaudited           Unaudited           Unaudited
ZAR/USD average for the year to date
12.28
11.91           10.83           10.70
ZAR/USD average for the quarter
13.00
12.08           11.22           10.76
ZAR/USD closing
13.84
12.16           11.57           11.28
AUD/USD average for the year to date
1.31
1.28             1.11             1.09
AUD/USD average for the quarter
1.38
1.29              1.17           1.08
AUD/USD closing
1.43
1.30              1.22              1,14
BRL/USD average for the year to date
3.17
2.97              2.35              2.29
BRL/USD average for the quarter
3.54
3.07              2.54              2.27
BRL/USD closing
3.97
3.10              2.66              2.45
ARS/USD average for the year to date
8.97
8.82              8.12              7.99
ARS/USD average for the quarter
9.25
8.95              8.51              8.30
ARS/USD closing
9.42
9.09              8.55              8.43
14. Capital
commitments
Sep
Jun Dec Sep
2015
2015 2014 2014
Reviewed Reviewed Reviewed Reviewed
US Dollar Million
Orders placed and outstanding on capital contracts at the prevailing rate of exchange
(1)
146
161              178              290
(1)
Includes capital commitments relating to associates and joint ventures.
Rounding of figures may result in computational discrepancies
.
Quarterly report September 2015 - www.AngloGoldAshanti.com 19

Liquidity and capital resources
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
15. Non-current assets and liabilities held for sale
Obuasi gold mine
Effective 16 September 2015, the company announced that it had concluded a conditional investment agreement with Randgold which aimed at the formation of a joint venture to redevelop the Obuasi gold mine in Ghana. Obuasi, located in the Ashanti region of Ghana, 320 kilometres northwest of the capital Accra, is a large, high-grade deposit with proven and probable ore reserves (as reported by AngloGold Ashanti in their 2014 Annual Report) of 24.53Mt at 6.70g/t for 5.29Moz, part of a substantial mineral resource base. At the end of 2014, AngloGold Ashanti converted Obuasi to limited operations, ceasing underground production, retrenching the workforce, but continuing to process tailings and starting a feasibility study on the redevelopment of the mine.
Development of the decline ramp has continued over this period. The development plan will build on this feasibility study with the intention of establishing a more focused, efficient, mechanised high-grade operation. It is included in the Continental Africa
Region reporting segment and was acquired in the AngloGold and Ashanti Goldfields merger in 2004.
The formation of the joint venture (assuming all pre-closing conditions are met) will result in loss of control of the assets and liabilities and accordingly 100% of the assets and liabilities of Obuasi have been transferred to held-for-sale. Immediately prior to classification as held-for-sale, the recoverable amount of Obuasi reflected an impairment reversal of $31m. Refer to note 5. Under the terms of the agreement, Randgold will lead and fund the development plan designed to rebuild the mine as a viable long-life mining business. Randgold will operate the mine.
Management’s assumptions for the recoverable amount of Obuasi include:
·
The gold price assumption represents management’s best estimate of the future price of gold. In arriving at the estimated long-term gold price, management considered all available market information, including current prices, historical averages, and forward-pricing curves. A long term real gold price of $1,200/oz is based on a range of economic and market conditions that are expected to exist over the remaining useful life of the asset.
The life of mine plan as at 30 September takes into account the following:
·
Proved and probable reserves;
·
Value beyond proved and probable (including exploration potential) determined using the gold price assumption referred to above;
·
In determining the recoverable amount, based on value in use, the real pre-tax rate of 9.8% used, which was derived from the Group’s weighted average cost of capital (WACC) and risk factors consistent with the basis in prior years;
·
Cash flows used in the mine plan are based on a life of mine plan;
·
Variable operating cash flows are increased at local Consumer Price Index rates.
The newly formed joint venture will own the entire issued ordinary share capital in AngloGold Ashanti (Ghana) Limited which is the sole legal and beneficial owner of the Mining Leases. Randgold will purchase 50% of the shares and the shareholder loan in the joint venture for a nominal cash consideration. A provision for the restructuring of the ownership of Obuasi has been included in Provisions in the statement of financial position and recognised in Special items in the income statement. Refer to note 5.
Randgold is expected to deliver the new development plan to both parties' boards by 31 January 2016. Formation of the joint venture is conditional subject to a number of conditions precedent of which the initial conditions must be satisfied by the Approval
Date, 19 February 2016. Subject to the transaction completing, Randgold and AngloGold Ashanti will each fund their pro rata share of the agreed costs incurred in implementing the development plan from the Approval Date and certain other agreed costs from the date of the Agreement. Randgold will also assume responsibility for its proportionate share of certain liabilities arising under guarantees given by AngloGold Ashanti in relation to the liabilities of its Ghanaian subsidiaries.
As at
US Dollar million
Sep
2015
Reviewed
The carrying amount of major classes of assets and liabilities include:
Tangible assets
368
Inventories 45
Other 47
Assets held for sale 460
Provisions 232
Trade and other payables 36
Liabilities held for sale 268
Net assets held for sale 192
Quarterly report September 2015 - www.AngloGoldAshanti.com 20

CC&V
Effective 31 March 2015, the company announced its plan to identify a joint arrangement partner or a purchaser in respect of its interest in CC&V gold mine in Colorado in the United States for full value. The CC&V gold mine is a surface mining operation which provides oxidised ore to a crusher and valley leach facility, one of the largest in the world. It is included in the Americas reporting segment and was acquired by AngloGold Ashanti in 1999. The mine produced 211,000 ounces of gold in 2014.
At 31 March 2015, the company assumed that it was reasonable that a transaction resulting in a sale of 50% of the mine, structured as a joint operation, was possible and thus accounted for 50% of the assets and liabilities as held for sale. On 8 June
2015, the company announced that it had agreed to sell 100% of CC&V to Newmont Mining Corporation (Newmont) for $820m in
cash, plus a net smelter return royalty. As at 30 June 2015, all conditions precedent in the agreement had not yet been fulfilled and as a result the transaction for the sale had not yet been recognised. Subsequently, on 3 August 2015, the transaction closed and proceeds of $819.4m were received, which factored in estimated closing adjustments. The company realised a loss on disposal of $10m (note 9).
As at
US Dollar million
3 Aug
2015
Reviewed
The carrying amount of major classes of assets and liabilities at 3 August 2015 include:
Tangible assets
318
Inventories 677
Other 7
Assets held for sale 1,002
Provisions 116
Trade and other payables 56
Other 13
Liabilities held for sale 185
Net assets held for sale 817
16.
Financial risk management activities
Borrowings
The $1.25bn bonds are carried at fair value. The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
As at
Sep
2015
Reviewed
Jun
2015
Reviewed
Dec
2014
Audited
Sep
2014
Reviewed
Carrying amount
2,762
3,730 3,721 3,680
Fair value
2,582
3,725 3,606 3,684
Derivatives
The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk and includes all derivatives carried in the statement of financial position.
Embedded derivatives are included as derivatives on the statement of financial position.
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1: quote prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:
inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly
(as prices) or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:
Type of instrument
Level
1
Level
2
Level
3
Total
Level 1
Level 2
Level 3
Total
Level 1
Level 2
Level 3
Total
Level 1
Level 2
Level 3
Total
US Dollar million
Sep 2015
Jun 2015
Dec 2014
Sep 2014
Assets measured at fair value
Available-for-sale financial assets
Equity securities
34 -
-
34
42 - - 42 47 - - 47 48 - - 48
Liabilities measured at fair value
Financial liabilities at fair value through
profit or loss
$1.25bn bonds
503 -
-
503 1,440
- - 1,440 1,374 - - 1,374 1,410 - - 1,410
On 24 August 2015, AngloGold Ashanti announced that its wholly owned subsidiary, AngloGold Ashanti Holdings plc (“AGAH”), was offering to buy back up to $810m in aggregate principal amount of its outstanding 8.5% high-yield bonds that mature in 2020, as part of its strategy to reduce debt and lower interest payment. On 25 September 2015, 62.34% of the notes were settled for a total consideration of $850m consisting of a $779m principal payment, a tender premium, being the difference between the par value of the bond and the redemption price of $58m and interest of US$13m. Included in the tender premium on the $1.25bn
Quarterly report September 2015 - www.AngloGoldAshanti.com 21 bond (note 5) was a realised fair value loss of $11.5m being the difference between the fair value on redemption date and the redemption price.
17. Contingencies
AngloGold Ashanti’s material contingent liabilities and assets at 30 September 2015 and 31 December 2014 are detailed below:
Contingencies and guarantees
Sep
2015
Dec
2014
Reviewed Audited
US Dollar million
Contingent liabilities
Groundwater pollution
(1)
-
-
Deep groundwater pollution – Africa
(2)
-
-
Litigation – Ghana
(3) (4)
97
97
ODMWA litigation
(5)
161
192
Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda
(6)
22
32
VAT disputes – Mineração Serra Grande S.A.
(7)
10
15
Tax dispute - AngloGold Ashanti Colombia S.A.
(8)
128
162
Tax dispute - Cerro Vanguardia S.A.
(9)
44
53
Sales tax on gold deliveries – Mineração Serra Grande S.A.
(10)
-
-
Mill contractor claims
(11)
29
-
Contingent assets
Indemnity – Kinross Gold Corporation
(12)
(6)
(9)
Royalty – Tau Lekoa Gold Mine
(13)
-
-
Royalty – Navachab
(14)
-
-
Royalty – CC&V
(15)
-
-
485
542
(1)
Groundwater pollution - AngloGold Ashanti Limited has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances.
Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
(2)
Deep groundwater pollution - The group has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Mineral and Petroleum Resources Development Act
(MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the
Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
(3)
Litigation -
On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors
Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a writ issued by MBC claiming a total of
$97m. AGAG filed a motion with the trial court requesting a stay of proceedings pending arbitration. On 5 May 2014, the court refused AGAG’s application to submit the matter to arbitration. AGAG subsequently appealed this decision to the Court of Appeal and filed a Stay of Proceedings at the lower court, which was granted on 11 June 2014. The Court of Appeal heard the appeal on 14 October 2015, and stated that judgement will be delivered on 3 December 2015.
(4)
Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emissions and/or other environmental impacts arising in connection with the current and/or historical operations of the
Pompora Treatment Plant (PTP) which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions, but AGAG intends to allow some time to pass prior to applying to have the matter struck out for want of prosecution. On
24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. On 26 January 2015, the Court issued an order allowing the plaintiffs to procure an expert from the Environmental Protection Agency (EPA) to undertake environmental and chemical assessments in the areas around the PTP. However, the plaintiffs subsequently informed the Court that the EPA will not be able to conduct such assessments, and the matter was adjourned to 8 December 2015. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.
(5)
Occupational Diseases in Mines and Works Act (ODMWA) litigation - On 3 March 2011, in Mankayi vs. AngloGold Ashanti,
the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases
Act, 1993 does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the
Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.
Quarterly report September 2015 - www.AngloGoldAshanti.com 22

AngloGold Ashanti, Anglo American South Africa, Gold Fields, Harmony Gold and Sibanye Gold announced in November
2014 that they have formed an industry working group to address issues relating to compensation and medical care for OLD in the gold mining industry in South Africa. DRDGold, ARM and Village Main Reef also joined the industry working group, but
Village Main Reef has since given notice to withdraw from the working group. The companies have begun to engage all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. Essentially, the companies are seeking a comprehensive solution which deals both with the legacy compensation issues and future legal frameworks, and which, whilst being fair to employees, also ensures the future sustainability of companies in the industry. These legal proceedings are being defended, and the status of the proceedings are set forth below.
AngloGold Ashanti, along with other mining companies including Anglo American South Africa, ARM, Gold Fields, Harmony,
DRDGold, Village Main Reef, Randgold and Exploration, and Sibanye, were served with a consolidated class action application on 21 August 2013, as well as a request for an amendment to alter the scope of the classes previously proposed by these representatives. The applicants request certification of two industry-wide classes: a Silicosis Class and a
Tuberculosis Class, which each cover current and former underground mineworkers who worked on the mines from
12 March 1965 and who have contracted the respective diseases (or the dependents of mineworkers who died of those diseases). The applicants envisage a two-stage process in the class action. The first stage is to resolve common issues and the second stage allows the individuals to opt in to the class to make their claims against the respondent mining companies.
If the Court declines to certify the Silicosis and Tuberculosis Classes, then the applicants request that the Court certify 32 distinct classes – one for each respondent mining company named in the application – composed of the current and former mineworkers who have contracted silicosis or tuberculosis (or the dependents of mineworkers who died of those diseases).
Arguments in the class action certification were heard between 12 and 23 October 2015.
In October 2012, AngloGold Ashanti received a further 31 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 31 summonses is approximately $6m (2014: $7m). On or about
3 March 2014, AngloGold Ashanti received an additional 21 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 21 summonses is approximately $3m (2014: $4m). On or about
24 March 2014, AngloGold Ashanti received a further 686 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 686 summonses is approximately $84m (2014: $100m). On or about
1 April 2014, AngloGold Ashanti received a further 518 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 518 summonses is approximately $68m (2014: $81m
).
On 9 October 2014, AngloGold Ashanti and the plaintiffs’ attorneys agreed to refer all of the individual claims to arbitration.
The court proceedings have been suspended as a result of entering into the arbitration agreement. The arbitration is scheduled to commence on 19 April 2016 when the first 31 claims will be addressed. No hearings have been scheduled on the other individual claims.
It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against
AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits.
Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the
Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The company is unable to reasonably estimate its share of the amounts claimed.
(6)
Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AABM) in the amount of
$12m
(2014: $18m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $10m (2014: $14m). Management is of the opinion that these taxes are not payable.
(7)
VAT disputes - Mineração Serra Grande S.A. (MSG) received a tax assessment in October 2003 from the State of Minas
Gerais related to VAT on gold bullion transfers. The tax administrators rejected the company’s appeals against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $10m
(2014: $15m).
(8)
Tax dispute - In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office
(DIAN) that it disagreed with the company’s tax treatment of certain items in the 2010 and 2011 income tax returns. On
23 October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of $20m (2014: $27m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $108m (2014: $135m). The company believes that it has applied the tax legislation correctly. AGAC subsequently challenged the DIAN’s ruling by filing lawsuits before the Administrative Tribunal of Cundinamarca (trial court for tax litigation) on 26 March 2015 and on 6 April 2015.
(9)
Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. (CVSA) received a notification from the Argentina Tax Authority
(AFIP) requesting corrections to the 2007, 2008 and 2009 income tax returns of about $12m (2014: $14m) relating to the non-deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives could not be considered as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $32m
Quarterly report September 2015 - www.AngloGoldAshanti.com

(2014: $39m). CVSA and AFIP have corresponded on this issue over the past several years and while management is of the opinion that the taxes are not payable, the government continues to assert its position regarding the use of the financial derivatives. CVSA filed an appeal with the Tax Court on 19 June 2015.
(10)    Sales tax on gold deliveries – In 2006, MSG received two tax assessments from the State of Goiás related to the payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from
February 2004 to the end of May 2006. The first and second assessments were approximately $62m and $39m as at
31 December 2013, respectively. Various legal proceedings have taken place over the years with respect to this matter, as previously disclosed. On 5 May 2014, the State of Goiás published a law which enables companies to settle outstanding tax assessments of this nature. Under this law, MSG settled the two assessments in May 2014 by paying $14m in cash and by utilising $29m of existing VAT credits. The utilisation of the VAT credits was confirmed by the State of Goiás during the third quarter of 2015. The cash settlement was further set off by an indemnity from Kinross of $6m.
(11)
Mill contractor claims - On 3 August 2015, AngloGold Ashanti and Newmont concluded the sale of the CC&V mine in
Colorado to Newmont. As part of the negotiated transaction, the parties agreed to a cost/recovery sharing arrangement relative to cost claims asserted for or against CC&V based on work performed by contractors during the design and manufacture of the High Grade Mill. Under the agreement, AGA has the right to manage any negotiation, settlement, or legal proceedings associated with each cost claim. The maximum total value of the cost claims asserted against CC&V, by three contractors, is $29m. Similarly, CC&V will have cost claims against the mill design contractor. On 25 September 2015, AGA filed on behalf of CC&V a demand for arbitration against all contractors. All parties have subsequently entered into a Stay
Agreement whereby most legal proceedings are tolled for a period of sixty (60) days. Negotiations with all parties continue.
(12)
Indemnity - As part of the acquisition by AngloGold Ashanti of the remaining 50% interest in MSG during June 2012, Kinross
Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m against the specific exposures discussed in items 7 and 10 above. In light of the settlement described in item 10 above, at 30 September 2015, the company has estimated that the maximum contingent asset is $6m (2014: $9m).
(13)    Royalty - As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty is determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 587,889oz (2014: 507,471oz) produced have been received to date.
(14)
Royalty – As a result of the sale of Navachab during the second quarter of 2014, AngloGold Ashanti will receive a net smelter return paid quarterly for seven years from 1 July 2016, determined at 2% of ounces sold during the relevant quarter subject to a minimum average gold price of $1,350 and capped at a maximum of 18,750 ounces sold per quarter.
(15)
Royalty – As a result of the sale of CC&V as announced on 8 June 2015, AngloGold Ashanti will receive a net smelter return paid quarterly in arrears at the rate of 2.5% of the net revenue, after refining and smelting costs, based upon the product of the average spot gold price and gold ounces produced in the relevant quarter from (i) underground mining operations at
CC&V and (ii) open pit mining operations which were not part of AGA's most recent open pit mining business plan for CC&V where such open pit mining operations extract ore having a grade of at least 0.1166 troy ounces per ton.
18.    Concentration of tax risk
There is a concentration of tax risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government.
The recoverable value added tax, fuel duties and appeal deposits are summarised as follows
:
Sep 2015
US Dollar million
Recoverable value added tax 6
Appeal deposits 1
19.   Borrowings
AngloGold Ashanti’s borrowings are interest bearing.
20.    Announcements
AngloGold Ashanti completes sale of CC&V – On 3 August 2015, AngloGold Ashanti announced the closing of its sale of the
CC&V mine in the United States to Newmont for US$820 million in cash, subject to customary closing adjustments, plus a net smelter return royalty. The sale was originally announced on 8 June 2015. At the closing, AngloGold Ashanti received US$819.4 million in cash, which factors in estimated closing adjustments.
AngloGold Ashanti Holdings plc offers to repurchase bonds to cut debt, interest – On 24 August 2015, AngloGold Ashanti announced that its wholly owned subsidiary, AngloGold Ashanti Holdings plc (“AGAH”), was offering to buy back up to
$810,000,000 in aggregate principal amount of its outstanding 8.5% high-yield bonds that mature in 2020, as part of its strategy to reduce debt and lower interest payment.
Partnership to revive Obuasi Gold Mine – On 16 September 2015, Randgold Resources Limited (“Randgold”) and AngloGold
Ashanti concluded a conditional investment agreement (the “Agreement”) aimed at the formation of a joint venture to redevelop and operate AngloGold Ashanti’s Obuasi gold mine in Ghana. Under the terms of the Agreement, Randgold will lead and fund a development plan designed to rebuild Obuasi as a viable long-life mining business with an attractive cost structure and returns.
Quarterly report September 2015 - www.AngloGoldAshanti.com 24

AngloGold Ashanti announces final results of offer to repurchase bonds – On 25 September 2015, AngloGold Ashanti announced the final results of the offer to buy back up to $810,000,000 in aggregate principal amount of the outstanding 8.5%
high-yield bonds that mature in 2020, held by AGAH. An aggregate principal amount of the bonds equal to $779,271,000 was validly tendered and accepted for purchase by AGAH.
AngloGold Ashanti reaches three-year wage deal with majority of SA employees – On 2 October 2015, AngloGold Ashanti reached a three-year wage deal with the majority of its employees in South Africa, providing certainty to operations that accounted for little over a quarter of its total production in the past year. NUM, Solidarity and the UASA accepted AngloGold Ashanti’s offer.
These unions comprise the majority of the Company’s workforce in South Africa at around 59%, with non-unionised employees increasing that figure to 65%. Under South Africa’s Labour Relations Act, the increase agreed will extended to all employees, regardless of union affiliation.
By order of the Board
SM PITYANA S VENKATAKRISHNAN
KC RAMON
Chairman Chief Executive Officer
Chief Financial Officer
5 November 2015
Quarterly report September 2015 - www.AngloGoldAshanti.com 25

Non-GAAP disclosure
A
Sep
Jun
Sep
Sep
Sep
2015
2015
2014
2015
2014
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Headline (loss) earnings (note 10)
(93)
(127) 44 (221) (7)
Loss (gain) on unrealised non-hedge derivatives and
other commodity contracts
1
(4) (29) 3 (8)
Gain on unrealised non-hedge derivatives and
other commodity contracts for discontinued operations (note 9)
-
- (1) - (2)
Deferred tax on unrealised non-hedge derivatives and
other commodity contracts (note 8)
-
1 8 (1) 2
Impairment of deferred tax assests included in discontinued operations (note 9)
-
121 - 121 -
Fair value adjustment on $1.25bn bonds
(118)
35 (20) (51) 80
Repurchase premium on part settlement of $1.25bn bonds (note 5)
62
- - 62 -
Provision for restructuring of Obuasi (note 5)
96
- - 96 -
Provision for losses in associate and impairment of loan to associate
-
- - - 51
Adjusted headline (loss) earnings
(52)
26 2 9 117
Allocated as follows:
Continuing operations
(54)
18 (11) (7) 84
Discontinued operations
2
8 13 16 33
Adjusted headline (loss) earnings per ordinary share (cents)
(1)
- Continuing and discontinued operations
(13)
6 0 2 29
(1)
Calculated on the basic weighted average number of ordinary shares.
B
Sep
Jun
Sep
Sep
Sep
2015
2015
2014
2015
2014
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Reconciliation of gross profit to adjusted gross profit:
Gross profit
115
188 255 506 774
Loss (gain) on unrealised non-hedge derivatives and
other commodity contracts
1
(4) (29) 3 (8)
Adjusted gross profit
116
183 226 509 766
C
Price received - continuing operations
Sep
Jun
Sep
Sep
Sep
2015
2015
2014
2015
2014
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gold income (note 2)
946
1,014 1,225 2,991 3,740
Adjusted for non-controlling interests
(13)
(17) (15) (47) (57)
933
997 1,210 2,944 3,683
Realised gain on other commodity contracts
4
4 6 13 15
Associates and joint ventures' share of gold income including realised non-hedge derivatives
107
128 123 371 327
Attributable gold income including realised non-hedge
derivatives
1,044
1,129 1,339 3,329 4,025
Attributable gold sold - oz (000)
929
947 1,045 2,826 3,129
Price received per unit - $/oz
1,123
1,192 1,281 1,178 1,286
Rounding of figures may result in computational discrepancies.
Adjusted gross profit - continuing operations
US Dollar million
From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
Adjusted headline (loss) earnings
Quarter ended
US Dollar million / Imperial
Quarter ended
US Dollar million
Nine months ended
Nine months ended
Nine months ended
Quarter ended
Quarterly report September 2015 - www.AngloGoldAshanti.com

D
All-in sustaining costs and All-in costs
1
- continuing operations
Sep
Jun
Sep
Sep
Sep
2015
2015
2014
2015
2014
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Cost of sales (note 3)
830
830 999 2,482 2,974
Amortisation of tangible and intangible assets (note 3)
(193)
(199) (190) (563) (562)
Adjusted for decommissioning amortisation
3
3 4 9 8
Corporate administration and marketing related to current operations
13
24 22 58 66
Associates and joint ventures' share of costs
65
64 77 202 218
Inventory writedown to net realisable value and other stockpile adjustments
2
- 1 8 1
Sustaining exploration and study costs
16
15 13 44 30
Total sustaining capex
157
162 171 450 539
All-in sustaining costs
892
899 1,097 2,690 3,274
Adjusted for non-controlling interests and non -gold producing companies
(12)
(18) (14) (47) (52)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies
880
881 1,083 2,642 3,222
Adjusted for stockpile write-offs
(10)
(3) (3) (18) (12)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs
871
879 1,080 2,624 3,210
All-in sustaining costs
892
899 1,097 2,690 3,274
Non-sustaining project capital expenditure
40
47 53 125 188
Technology improvements
3
4 3 11 12
Non-sustaining exploration and study costs
16
12 23 43 66
Care and maintenance
17
17 - 51 -
Corporate and social responsibility costs not related to current operations
4
6 5 12 18
All-in costs
972
985 1,181 2,933 3,558
Adjusted for non-controlling interests and non -gold producing companies
(11)
(16) (11) (42) (44)
All-in costs adjusted for non-controlling interests and
non-gold producing companies
961
969 1,170 2,891 3,514
Adjusted for stockpile write-offs
(10)
(3) (3) (18) (12)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs
951
966 1,167 2,873 3,502
Gold sold - oz (000)
929
947 1,045 2,826 3,129
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz
937
928 1,034 928 1,026
All-in cost per unit (excluding stockpile write-offs) - $/oz
1,024
1,021 1,117 1,016 1,119
1
Refer to the Supplementary report for Summary of Operations by Mine
E
Total costs
2
- continuing operations
Total cash costs (note 3)
640
628 811 1,887 2,349
Adjusted for non-controlling interests, non-gold producing companies and other
(7)
(12) (10) (31) (35)
Associates and joint ventures' share of total cash costs
66
64 76 203 213
Total cash costs adjusted for non-controlling interests
and non-gold producing companies
699
680 877 2,058 2,527
Retrenchment costs (note 3)
3
3 5 9 14
Rehabilitation and other non-cash costs (note 3)
11
4 6 21 35
Amortisation of tangible assets (note 3)
183
186 181 533 536
Amortisation of intangible assets (note 3)
10
13 9 30 26
Adjusted for non-controlling interests and non-gold producing companies
(2)
(3) (3) (7) (8)
Equity-accounted associates and joint ventures' share of production costs
28
23 29 77 80
Total production costs adjusted for non-controlling
interests and non-gold producing companies
932
906 1,105 2,723 3,210
Gold produced - oz (000)
951
946 1,070 2,823 3,121
Total cash cost per unit - $/oz
735
718 820 729 810
Total production cost per unit - $/oz
980
957 1,033 964 1,029
2
Refer to the Supplementary report for Summary of Operations by Mine
Rounding of figures may result in computational discrepancies.
US Dollar million / Imperial
Quarter ended
Nine months ended
Quarterly report September 2015 - www.AngloGoldAshanti.com

F
Adjusted EBITDA
(1)
- continuing operations
Sep
Jun
Sep
Sep
Sep
2015
2015
2014
2015
2014
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
(Loss) profit on ordinary activities before taxation
(20)
43 113 81 179
Add back :
Finance costs and unwinding of obligations
65
65 69 196 209
Interest received
(6)
(6) (6) (20) (17)
Amortisation of tangible and intangible assets (note 3)
193
199 190 563 562
Adjustments :
Exchange (gain) loss
(10)
7 (4) 11 11
Fair value adjustment on $1.25bn bonds
(118)
35 (20) (51) 80
Impairment of other investments (note 5)
4
5 - 9 1
Impairment (reversal) and derecognition of goodwill, tangible and intangible assets (note 5)
(31)
- 1 (31) 1
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments (note 5)
2
- 1 8 1
Retrenchments and restructuring costs mainly at Obuasi
116
19 39 159 78
Net loss (profit) on disposal and derecognition of assets (note 5)
2
- (2) 1 (25)
Loss on sale of Navachab (note 5)
-
- - - 2
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts
1
(4) (29) 3 (8)
Repurchase premium on part settlement of $1.25bn bonds (note 5)
62
- - 62 -
Associates and joint ventures' exceptional expense
5
- - 5 6
Associates and joint ventures' - adjustments for amortisation, interest, taxation and other
26
29 31 87 133
Adjusted EBITDA
291
391 383 1,084 1,213
(1)
EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
G
Interest cover
Adjusted EBITDA (note F)
291
391 383 1,084 1,213
Finance costs (note 6)
59
60 63 180 191
Interest cover - times
5
7 6 6 6
H
Net asset value - cents per share
As at
As at
As at
As at
Sep
Jun
Dec
Sep
2015
2015
2014
2014
Unaudited
Unaudited
Unaudited
Unaudited
Total equity
2,410
2,661 2,871 3,010
Number of ordinary shares in issue - million (note 11)
405
405 404 404
Net asset value - cents per share
595
657 711 745
Total equity
2,410
2,661 2,871 3,010
Intangible assets
(165)
(188) (225) (247)
2,245
2,473 2,646 2,763
Number of ordinary shares in issue - million (note 11)
405
405 404 404
Net tangible asset value - cents per share
554
611 655 684
I
Net debt
Borrowings - long-term portion
2,691
3,651 3,498 3,521
Borrowings - short-term portion
71
79 223 159
Bank overdraft
-
- - 13
Total borrowings
2,762
3,730 3,721 3,693
Corporate office lease
(16)
(20) (22) (22)
Unamortised portion of the convertible and rated bonds
22
23 28 29
Fair value adjustment on $1.25bn bonds
(24)
(141) (75) (138)
Cash restricted for use
(33)
(57) (51) (53)
Cash and cash equivalents
(392)
(459) (468) (557)
Net debt
2,319
3,076 3,133 2,952
Rounding of figures may result in computational discrepancies.
US Dollar million
Quarter ended
Nine months ended
US Dollar million
Quarterly report September 2015 - www.AngloGoldAshanti.com

Quarterly report September 2015 - www.AngloGoldAshanti.com

Administrative information
A
NGLO
G
OLD
A
SHANTI
L
IMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE:
NYSE:
ASX:
GhSE: ( Shares)
ANG
AU
AGG
AGA
GhSE: (GhDS)
AAD
JSE Sponsor:
Deutsche Securities (SA) Proprietary Ltd
Auditors: Ernst & Young Inc.
Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155
United Kingdom Secretaries
(As AngloGold Ashanti delisted from the London
Stock Exchange on 22 September 2014, this
information is provided for administration
purposes only.)
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
Telephone: +44 20 7796 8644
Fax: +44 20 7796 8645
E-mail:
jane.kirton@corpserv.co.uk
Directors
Executive
S Venkatakrishnan*
§
(Chief Executive Officer)
KC Ramon
^
(Chief Financial Officer)
Non-Executive
SM Pityana
^
(Chairman)
Prof LW Nkuhlu
^
(Lead Independent Director)
A Garner
#
R Gasant
^
DL Hodgson
^
NP January-Bardill
^
MJ Kirkwood*
M Richter
#
RJ Ruston~
* British
§
Indian
#
American
~ Australian
^
South African
Officers
Executive Vice President – Legal, Commercial and
Governance and Company Secretary:
ME Sanz Perez
Investor Relations Contacts
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@anglogoldashanti.com
Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com
Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com
General e-mail enquiries
Investors@anglogoldashanti.com
AngloGold Ashanti website
www.anglogoldashanti.com
Company secretarial e-mail
Companysecretary@anglogoldashanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of its
website at www.anglogoldashanti.com and under
the “Investors” tab on the main page. This
information is updated regularly. Investors should
visit this website to obtain important information
about AngloGold Ashanti.
PUBLISHED BY ANGLOGOLD ASHANTI
Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
Website : queries@computershare.co.za
Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975
ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA) or
+1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner
Global BuyDIRECT
SM
BoNY maintains a direct share purchase and
dividend reinvestment plan for A
NGLO
G
OLD
A
SHANTI
.
Telephone: +1-888-BNY-ADRS
United Kingdom
(As AngloGold Ashanti delisted from the
London Stock Exchange on 22 September
2014, this information is provided for
administration purposes only.)
Shares
Computershare Investor Services (Jersey) Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone:
+44 (0) 870 889 3177
Fax: +44 (0) 870 873 5851
Depository Interests
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
England
Telephone:
+44 (0) 870 702 0000
Fax:
+44 (0) 870 703 6119
Quarterly report September 2015 - www.AngloGoldAshanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: November 09, 2015
By:
/s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance